Exhibit 99.2

Supplemental Material for Financial Results for FY2010 Third Quarter (Consolidated)
< U.S. GAAP >

		FY2009																		FY2010												FY2010
																																Forecast
		1Q			2Q			3Q			9 months			4Q			12 months			1Q			2Q			3Q			9 months			12 months
		(2008/4-6)			(2008/7-9)			(2008/10-12)			(2008/4-12)			(2009/1-3)		('08/4-'09/3)				(2009/4-6)			(2009/7-9)			(2009/10-12)			(2009/4-12)			('09/4-'10/3)
Vehicle Production (thousands of units)		2,137			1,952			1,751			5,840			1,211			7,051			1,319			1,635			1,921			4,876			―
(Japan) - including Daihatsu & Hino		1,252			1,198			1,088			3,539			716			4,255			761			947			1,119			2,827			―
[Daihatsu]	[	197	]	[	190	]	[	193	]	[	580	]	[	191	]	[	771	]	[	159	]	[	159	]	[	175	]	[	493	]	[	―	]
[Hino]	[	28	]	[	29	]	[	21	]	[	78	]	[	13	]	[	91	]	[	13	]	[	18	]	[	23	]	[	54	]	[	―	]
(Overseas) - including Daihatsu & Hino		885			754			663			2,301			495			2,796			558			688			802			2,049			―
[Daihatsu]	[	34	]	[	36	]	[	29	]	[	99	]	[	25	]	[	124	]	[	25	]	[	26	]	[	33	]	[	84	]	[	―	]
[Hino]	[	―	]	[	―	]	[	―	]	[	―	]	[	―	]	[	―	]	[	―	]	[	―	]	[	―	]	[	―	]	[	―	]
North America		326			237			208			771			148			919			201			251			304			756			―
Europe		168			126			99			393			89			482			93			113			112			318			―
Asia		263			259			250			771			176			947			192			236			288			716			―
Central and South America		40			44			37			121			29			151			34			37			40			112			―
Oceania		38			38			31			108			23			130			19			25			30			74			―
Africa		50			50			38			137			30			167			19			26			28			73			―
Vehicle Sales (thousands of units)		2,186			2,064			1,838			6,089			1,479			7,567			1,401			1,729			2,065			5,195			7,180
(Japan) - including Daihatsu & Hino		512			504			465			1,481			464			1,945			407			496			583			1,486			2,160
[Daihatsu]	[	145	]	[	142	]	[	140	]	[	427	]	[	162	]	[	589	]	[	127	]	[	136	]	[	133	]	[	397	]	[	560	]
[Hino]	[	9	]	[	11	]	[	8	]	[	28	]	[	7	]	[	35	]	[	5	]	[	7	]	[	7	]	[	18	]	[	30	]
(Overseas) - including Daihatsu & Hino		1,674			1,560			1,373			4,608			1,015			5,622			994			1,233			1,482			3,709			5,020
[Daihatsu]	[	59	]	[	57	]	[	45	]	[	161	]	[	33	]	[	194	]	[	31	]	[	33	]	[	39	]	[	102	]	[	140	]
[Hino]	[	19	]	[	17	]	[	16	]	[	52	]	[	11	]	[	63	]	[	13	]	[	11	]	[	14	]	[	39	]	[	50	]
North America		729			629			521			1,879			334			2,212			387			518			642			1,547			2,050
Europe		301			277			235			813			248			1,062			213			222			220			655			850
Asia		262			247			222			732			173			905			194			227			277			699			970
Central and South America		85			82			67			235			45			279			44			52			66			163			230
Oceania		81			68			62			211			50			261			51			60			73			184			260
Africa		77			81			79			236			52			289			36			44			51			130			190
Middle East		137			174			185			495			111			606			68			108			151			326			470
Other		2			2			2			7			2			8			1			2			2			5			―
Total Retail Unit Sales (thousands of units) [Toyota, Daihatsu and Hino]		2,406			2,233			1,920			6,560			1,768			8,327			1,796			2,081			2,167			6,046			―
Housing Sales (units)		916			1,520			1,501			3,937			1,505			5,442			774			1,285			1,427			3,486			5,300

Supplemental 1

Supplemental Material for Financial Results for FY2010 Third Quarter (Consolidated)
< U.S. GAAP >

	FY2009						FY2010					FY2010
												Forecast
	1Q	2Q	3Q	9 months	4Q	12 months	1Q	2Q	3Q	9 months		12 months
	(2008/4-6)	(2008/7-9)	(2008/10-12)	(2008/4-12)	(2009/1-3)	('08/4-'09/3)	(2009/4-6)	(2009/7-9)	(2009/10-12)	(2009/4-12)		('09/4-'10/3)
Foreign Exchange Rates
Yen to US Dollar Rate	105	108	96	103	94	101	97	94	90	94		as premise: 92
Yen to Euro Rate	163	162	127	151	122	144	133	134	133	133		as premise: 131
Market Share (Japan)
Toyota (excluding Mini-Vehicles) (%)	47.4	44.8	48.2	46.4	44.8	46.0	46.3	46.0	50.7	47.8		approximately: 47.0
Toyota, Daihatsu and Hino (including Mini-Vehicles) (%)	43.6	41.5	43.7	42.8	41.0	42.4	42.8	43.1	46.1	44.1		―
Number of Employees	323,650	324,537	322,045	322,045	320,808	320,808	324,222	322,650	321,274	321,274	(Note 1)	―
Net Revenues (billions of yen)	6,215.1	5,975.3	4,802.8	16,993.2	3,536.3	20,529.5	3,836.0	4,541.6	5,292.9	13,670.5		18,500.0
Geographic Information
Japan	3,660.8	3,546.5	3,014.1	10,221.4	1,965.3	12,186.7	2,181.8	2,656.3	3,093.8	7,932.0		―
North America	2,091.1	1,861.9	1,339.0	5,292.0	930.9	6,222.9	1,175.2	1,419.1	1,622.7	4,217.0		―
Europe	916.2	867.7	660.5	2,444.4	568.7	3,013.1	515.1	564.3	561.0	1,640.3		―
Asia	798.3	827.7	683.9	2,309.9	409.5	2,719.4	494.1	589.8	762.5	1,846.4		―
Other	628.7	592.7	381.5	1,602.9	280.0	1,882.9	343.3	389.7	494.0	1,227.0		―
Elimination	-1,880.0	-1,721.2	-1,276.2	-4,877.4	-618.1	-5,495.5	-873.5	-1,077.6	-1,241.1	-3,192.2		―
Business Segment
Automotive	5,720.9	5,439.8	4,311.1	15,471.8	3,092.9	18,564.7	3,413.0	4,108.3	4,861.1	12,382.4		―
Financial Services	363.1	374.6	346.6	1,084.3	293.2	1,377.5	320.1	312.0	307.2	939.2		―
All Other	288.2	314.2	294.3	896.7	288.2	1,184.9	204.1	225.1	226.2	655.4		―
Elimination	-157.1	-153.3	-149.2	-459.6	-138.0	-597.6	-101.2	-103.8	-101.6	-306.5		―
Operating Income (billions of yen)	412.5	169.5	-360.6	221.5	-682.5	-461.0	-194.9	58.0	189.1	52.2		-20.0
(Operating Income Ratio) (%)	(6.6)	(2.8)	(-7.5)	(1.3)	(-19.3)	(-2.2)	(-5.1)	(1.3)	(3.6)	(0.4)		(-0.1)
Geographic Information
Japan	217.1	104.6	-164.2	157.5	-395.0	-237.5	-212.0	-45.6	33.9	-223.7		―
North America	69.1	-34.9	-247.4	-213.2	-177.0	-390.2	-3.7	30.5	79.7	106.6		―
Europe	20.3	-11.5	-43.4	-34.6	-108.7	-143.3	-20.4	1.7	-21.3	-40.0		―
Asia	69.3	67.8	40.5	177.7	-1.6	176.1	26.9	38.5	67.1	132.6		―
Other	44.5	34.6	33.5	112.7	-25.1	87.6	17.4	23.3	39.4	80.0		―
Elimination	-7.8	8.9	20.4	21.4	24.9	46.3	-3.1	9.6	-9.7	-3.3		―
Business Segment
Automotive	332.3	133.6	-232.7	233.3	-628.1	-394.8	-239.1	-21.3	124.5	-135.9		―
Financial Services	79.1	28.1	-123.9	-16.6	-55.4	-72.0	49.6	74.8	80.6	205.0		―
All Other	2.9	8.9	0.0	11.8	-1.9	9.9	-4.6	5.0	-14.4	-14.0		―
Elimination	-1.8	-1.1	-4.0	-7.0	2.9	-4.1	-0.8	-0.5	-1.6	-2.9		―
Income before income taxes (billions of yen)	453.0	183.4	-282.1	354.3	-914.7	-560.4	-138.5	75.5	224.9	161.9		90.0
(Income before income taxes Ratio) (%)	(7.3)	(3.1)	(-5.9)	(2.1)	(-25.9)	(-2.7)	(-3.6)	(1.7)	(4.2)	(1.2)		(0.5)
Equity in Earnings of Affiliated Companies (billions of yen)	95.0	49.1	2.3	146.5	-103.8	42.7	3.6	-59.1	58.4	2.9		―
Net Income (billions of yen)	353.6	139.8	-164.7	328.8	-765.8	-437.0	-77.8	21.8	153.2	97.2		80.0	(Note 2)
(Net Income Ratio) (%)	(5.7)	(2.3)	(-3.4)	(1.9)	(-21.7)	(-2.1)	(-2.0)	(0.5)	(2.9)	(0.7)		(0.4)
Shareholder Return
Cash Dividends (billions of yen)	―	203.7	―	203.7	109.7	313.5	―	62.7	―	62.7	(Note 3)	―
Cash Dividends per Share (yen)	―	65	―	65	35	100	―	20	―	20		―
Payout Ratio (%)	―	41.4	―	41.4	―	―	―	―	―	―		―
Value of shares repurchased (billions of yen)	―	69.9	―	69.9	2.8	72.8	―	―	―	―		―
Number of shares canceled (thousands)	―	―	―	―	―	―	―	―	―	―		―
Number of Outstanding Shares (thousands)	3,447,997	3,447,997	3,447,997	3,447,997	3,447,997	3,447,997	3,447,997	3,447,997	3,447,997	3,447,997		―

Supplemental 2

Supplemental Material for Financial Results for FY2010 Third Quarter (Consolidated)
< U.S. GAAP >

	FY2009						FY2010					FY2010
												Forecast
	1Q	2Q	3Q	9 months	4Q	12 months	1Q	2Q	3Q	9 months		12 months
	(2008/4-6)	(2008/7-9)	(2008/10-12)	(2008/4-12)	(2009/1-3)	('08/4-'09/3)	(2009/4-6)	(2009/7-9)	(2009/10-12)	(2009/4-12)		('09/4-'10/3)
R&D Expenses (billions of yen)	234.2	243.5	215.4	693.1	210.9	904.0	204.8	194.2	189.6	588.6		760.0
Depreciation Expenses (billions of yen)	245.3	275.6	270.1	791.0	281.1	1,072.1	233.8	256.1	266.7	756.7		1,000.0	(Note 4)
Geographic Information
Japan	147.6	172.9	183.4	503.9	195.3	699.2	149.7	161.0	162.1	472.8		660.0
North America	44.2	46.9	40.3	131.4	46.0	177.4	42.9	50.4	50.6	143.9		180.0
Europe	23.8	25.7	18.8	68.3	13.6	81.9	17.6	20.0	28.5	66.1		70.0
Asia	19.0	19.4	19.9	58.3	16.7	75.0	15.3	15.9	16.4	47.7		60.0
Other	10.7	10.7	7.7	29.1	9.5	38.6	8.3	8.8	9.1	26.2		30.0
Capital Expenditures (billions of yen)	268.4	357.1	301.9	927.4	375.1	1,302.5	141.8	114.4	123.4	379.7		690.0	(Note 4)
Geographic Information
Japan	148.9	211.6	190.3	550.8	245.7	796.5	98.6	78.4	80.6	257.8		460.0
North America	73.3	87.7	64.2	225.2	69.7	294.9	25.3	19.3	23.6	68.2		110.0
Europe	20.3	30.2	31.1	81.6	30.3	111.9	6.2	4.3	4.1	14.6		30.0
Asia	12.7	20.6	10.2	43.5	13.6	57.1	7.8	7.2	10.0	25.0		60.0
Other	13.2	7.0	6.1	26.3	15.8	42.1	3.9	5.2	5.1	14.1		30.0
Total Liquid Assets (billions of yen)	―	―	―	―	―	3,324.1	―	―	―	―	(Note 5)	―
Total Assets (billions of yen)	34,185.5	32,898.6	29,591.0	29,591.0	29,062.0	29,062.0	29,404.5	28,538.8	29,552.5	29,552.5		―
Toyota Motor Corporation Shareholders' Equity (billions of yen)	12,253.0	11,927.0	10,803.2	10,803.2	10,061.2	10,061.2	10,066.2	9,973.7	10,133.1	10,133.1		―
Return on Equity (%)	11.7	4.6	-5.8	3.9	-29.4	-4.0	-3.1	0.9	6.1	1.3	(Note 2)	―
Return on Asset (%)	4.2	1.7	-2.1	1.4	-10.4	-1.4	-1.1	0.3	2.1	0.4	(Note 2)	―
Number of Consolidated Subsidiaries	―	―	―	―	―	529	―	―	―	―		―
No. of Affil. Accounted for Under the Equity Method	―	―	―	―	―	56	―	―	―	―		―

Analysis of Consolidated Net Income for FY2010 (billions of yen, approximately)	(Note 2)	3Q (2009/10-12)	9 months (2009/4-12)
Cautionary Statement with Respect to Forward-Looking Statements

This report contains forward-looking statements that reflect Toyota's plans and expectations.
These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the Euro, the Australian dollar, the Canadian dollar and the British pound; (iii) changes in funding environment in financial markets; (iv) Toyota's ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (v) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota's automotive operations, particularly laws, regulations and government policies relating to trade, environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies that affect Toyota's other operations, including the outcome of future litigation and other legal proceedings; (vi) political instability in the markets in which Toyota operates; (vii) Toyota's ability to timely develop and achieve market acceptance of new products; and (viii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.
A discussion of these and other factors which may affect Toyota's actual results, performance, achievements or financial position is contained in Toyota's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

Effects of Sales Volume and Mix		210.0	-700.0
Effects of Changes in Exchange Rates		-10.0	-330.0
Cost Reduction Efforts		150.0	360.0
From Engineering		120.0	280.0
From Manufacturing and Logistics		30.0	80.0
Reduction in Fixed Costs		80.0	470.0
Other		119.7	30.7
(Changes in Operating Income)		549.7	-169.3
Non-operating Income		-42.7	-23.1
Equity in Earnings of Affiliated Companies		56.1	-143.6
Income Taxes , Net Income Attributable to the Noncontrolling Interest		-245.2	104.4
(Changes in Net Income)	(Note 2)	317.9	-231.6

Supplemental 3